U. S. Securities and Exchange Commission
                         Washington, D. C. 20549


                                  FORM 4


               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed  pursuant to Section 16(a) of the Securities Exchange  Act  of  1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.   Name and Address of Reporting Person
          Wommack, H. H. III
          407 N. Big Spring Street
          Midland, TX  79701

2.   Issuer Name and Ticker or Trading Symbol
          Southwest Oil & Gas Income Fund VII-A, L.P.

3.   IRS or Social Security Number of Reporting Person
          ###-##-####

4.   Statement for Month/Year
          August 1998

5.   If Amendment, Date of Original
          N/A

6.   Relationship of Reporting Person to Issuer
                Southwest Royalties, Inc. as Managing General Partner, of which reporting person is President, CEO, Treasurer and Director.

                                 TABLE I

1.   Title of Security
          Limited partnership interest

                                                Units
 Date     Code    Units   Acquired    Price     Owned   Ownership    Nature
 ----     ----    -----   --------    -----     -----   ---------    ------
08-04-98    P     20.00       A       $60.56  1,532.00      I           *
08-14-98    P      4.00       A       $60.60  1,536.00      I           *
08-21-98    P     20.00       A       $60.56  1,556.00      I           *
08-14-98    P      4.00       A       $60.60  1,560.00      I           *
08-14-98    P     10.00       A       $60.56  1,570.00      I           *
08-07-98    P     50.00       A       $60.56  1,620.00      I           *
08-21-98    P     20.00       A       $60.56  1,640.00      I           *
08-14-98    P     10.00       A       $60.56  1,650.00      I           *
08-18-98    P     20.00       A       $60.56  1,670.00      I           *
08-28-98    P      4.00       A       $60.56  1,674.00      I           *
08-14-98    P     11.00       A       $60.56  1,685.00      I           *
08-11-98    P     10.00       A       $60.56  1,695.00      I           *
08-18-98    P      4.00       A       $60.56  1,699.00      I           *
08-11-98    P     10.00       A       $60.56  1,709.00      I           *
08-11-98    P     20.00       A       $60.56  1,729.00      I           *
08-14-98    P     20.00       A       $60.56  1,749.00      I           *
08-07-98    P      2.00       A       $60.56  1,751.00      I           *
08-07-98    P     20.00       A       $60.56  1,771.00      I           *
08-11-98    P     10.00       A       $60.56  1,781.00      I           *
08-28-98    P      6.00       A       $60.56  1,787.00      I           *
08-28-98    P     30.00       A       $60.56  1,817.00      I           *
08-14-98    P     40.00       A       $60.56  1,857.00      I           *
08-07-98    P     10.00       A       $60.56  1,867.00      I           *
08-28-98    P      5.00       A       $60.56  1,872.00      I           *
08-04-98    P     10.00       A       $60.56  1,882.00      I           *


* Southwest Royalties, Inc. as Managing General Partner, of which reporting person is President, CEO, Treasurer and Director.


Date: September 9, 1998                   /s/ H. H. Wommack, III
                                          ------------------------------
                                         H.  H.  Wommack,  III,  President,
                                          CEO,  Treasurer and  Director  of
                                          Southwest  Royalties,  Inc.   the
                                          Managing General Partner